PicoCELA Inc. Issues Restricted Common Shares to Nikken Lease Kogyo Co. Ltd.

Tokyo, Japan, May 1, 2025 – On April 28, 2025, PicoCELA Inc. (“PicoCELA” or the “Company,” Nasdaq: PCLA), a Tokyo-based provider of enterprise wireless mesh solutions, entered into a share subscription agreement (the “Agreement”) with Nikken Lease Kogyo Co., Ltd. (“Nikken”), a Tokyo-based company specializing in the sales and leasing of temporary construction materials and equipment, pursuant to which the Company agreed to issue 2,531,645 common shares (the “Shares”) to Nikken at a purchase price of JPY79 (or $0.55*) per share, for an aggregate purchase price of JPY199,999,955 (or $1,396,160), on April 30, 2025. The objective of this private placement is to undertake a joint project aimed at developing new products. The Shares were issued to Nikken on April 30, 2025.

Under the Agreement, the Shares are restricted for 18 months from being transferred, converted into the Company’s American Depository Shares (ADSs) representing the Company’s common shares, or resold in the U.S. stock market where the Company’s common shares and ADSs are registered.

As of April 30, 2025, the number of common shares held by Nikken accounts for 9.3% of the Company’s outstanding 27,215,505 common shares.

* In this press release, the Japanese yen amounts are converted into U.S. dollars using the rate of JPY143.25 per one U.S. dollar.

About PicoCELA Inc.

PicoCELA is a Tokyo-based provider of enterprise wireless mesh solutions, specializing in the manufacturing, installation, and services of mesh Wi-Fi access point devices. PicoCELA Backhaul Engine, the Company’s proprietary patented wireless mesh communication technology software, eliminates the need for extensive local area network cabling and enables flexible and easy installation of Wi-Fi network devices. PicoCELA also offers a cloud portal service, PicoManager, which allows users to monitor connectivity and communication traffic, as well as install edge-computing software on the Company’s PCWL mesh Wi-Fi access points.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s filings with the U.S. Securities Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

PicoCELA Investor Contact

global@picocela.com